Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

CONCREIT FUND I LLC

SUPPLEMENT NO. 5 DATED SEPTEMBER 8, 2020 (THE “SUPPLEMENT”)

TO THE OFFERING CIRCULAR DATED MAY 13, 2020

This Supplement is part of the offering circular dated May 13, 2020, (the “Offering Circular”) of Concreit Fund I LLC (“Concreit”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this Supplement is to disclose:

1.	our monthly adapted net asset value (“NAV”) per Investor Share as of September 1, 2020;
2.	our historical share pricing information;

3.	the status of our Redemption Plan;*

4.	our distributions;

5.	Asset acquisitions; and

6.	Asset updates.

* if applicable

Monthly Pricing Supplement

As of September 1, 2020, our NAV per Investor Share is $0.96. This NAV per Investor Share shall be effective until updated by Concreit on or about October 1, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our Investor Shares on a periodic, ongoing basis. However, the majority of our assets will consist of Direct CRE and Real Estate-Related Securities which is why the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our Direct CRE and Real Estate-Related Securities. In addition, for any given period, our published NAV per Investor Share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per Investor Share may not reflect the precise amount that might be paid for your Investor Shares in an arm’s length transaction with an unrelated third party. Moreover, to the extent quantifiable, if a material event occurs in between updated of NAV that would cause our NAV per Investor Share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an Offering Circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per Investor Share using a process that reflects several components, including (1) estimated values of each of our acquired real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

We generally receive financial information and other reporting from entities of which we hold securities, our borrowers, and unconsolidated subsidiaries of both on a monthly or quarterly basis, so the estimated values of each of our Direct CRE and Real Estate-Related Securities included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date got accrual and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per Investor Share purchase price will be $0.96 per Investor Share. This price per Investor Share shall be effective until the next announcement of price per Investor Share by Concreit, which is expected to happen within a commercially reasonable time on or about October 1, 2020, unless updated by us prior to that time. Redemptions of Investor Shares shall be made pursuant to our Redemption Plan based on the redemption price set forth therein.

Historical NAV Information

Below is the monthly NAV per Investor Share, as determined in accordance with our valuation policies, for each fiscal month since May 1, 2020.

Date	NAV per Investor Share

September 1, 2020	$0.96
August 1, 2020	$0.95
July 1, 2020	$0.96
June 1, 2020	$0.91
May 1, 2020	$0.84

Investor Share Redemption Plan Status

As of September 1, 2020, we have received $3,240.00 requests and have yet to process $3,240.00 in redemptions.

Distributions

Our Manager authorized daily cash distributions for Investor Members of record as of the close of business on the last day of each Distribution Period with the following Daily Distribution Amounts per Investor Share. The Manager plans to pay the distributions to Investor Members on the below Payment Dates.

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield[1]
09/05/2020 – 09/11/2020	$0.00014583333333	08/31/2020	09/11/2020	5.25%
09/12/2020 – 09/18/2020	$0.00014583333333	08/31/2020	09/18/2020	5.25%
09/19/2020 – 09/25/2020	$0.00014583333333	08/31/2020	09/25/2020	5.25%
09/26/2020 – 10/02/2020	$0.00014583333333	08/31/2020	10/02/2020	5.25%

1 Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Asset Acquisitions

Acquisition of Loan Participation Interest – South Ninth Investments LLC and Cambria Hilltop LLC

On July 31, 2020, Concreit and a strategic co-lender (the “Lead Lender,” collectively with Concreit, the “Lenders”) acquired a participation interest in a secured, first lien loan with an original principal amount of $522,500 (the “Loan”). Concreit, in accordance with that certain loan participation agreement by and between Concreit and the Lead Lender, acquired an undivided pari passu2 interest in the Loan equal to 19.18% in consideration for its contribution of $100,000 (the “Loan Participation Amount”) under the agreement. The borrowers, South Ninth Investments LLC, a Washington State limited liability company and Cambria Hilltop LLC, a Washington State limited liability company (collectively, the “Borrower”), used the loan proceeds to acquire that certain multifamily property located at 1004 S. 9th St, Tacoma, WA (the “Tacoma Property”).

The Tacoma Property is a multifamily apartment building and consists of 13 units. The purchase price of the Tacoma Property was $1,624,340. In order to acquire the Tacoma Property, the Borrower leveraged an aggregate amount of $1,045,000.

The maturity date of the Loan is November 1, 2020, and the unpaid principal balance and accrued interest are due and payable to Lenders on such date. The Loan bears an interest rate of 12.00% per annum. However, in accordance with that certain asset management agreement entered into between Concreit and the manager of the Lead Lender (the “Asset Manager”), Concreit will pay to the Asset Manager an administration fee in the amount equal to 1.00%, which results in an effective interest rate of 11.00%. On August 31, 2020, the Loan was paid off and is no longer outstanding. See ‘Asset Updates’ below for more information.

The Loan’s loan-to-value-ratio, at the time of the closing, was approximately 31.14%, based upon the principal amount of the Loan divided by the aggregate purchase price for the Tacoma Property.

The Tacoma Property is located in the Puget Sound area and is near the University of Washington Tacoma campus and downtown. In addition, the Tacoma Property is near employment centers, transportation and other services. The dominant employers in the region are Boeing, Microsoft and Amazon.

Concreit’s investment advisory committee (the “IAC”) suggested, reviewed, and approved this transaction prior to its consummation. Chris Carsley, a member of the IAC, is also a partner at the Asset Manager.

In connection with the Loan, our Manager has received an acquisition fee in the amount of $62.50.

Proceeds from the Private Placement to Accredited Investors under Regulation D were the source of funds for the Loan Participation Amount.

Acquisition of Loan Participation Interest – Opal Topaz Investments LLC

On August 28, 2020, Concreit and a strategic co-lender (the “Lead Lender,” collectively with Concreit, the “Lenders”) acquired a participation interest in a secured loan with an aggregate principal amount of $412,500 (the “Loan”). Concreit, in accordance with that certain loan participation agreement by and between Concreit and the Lead Lender, acquired an undivided pari passu3 interest in the Loan equal to 24.24% in consideration for its contribution of $100,000 (the “Loan Participation Amount”) under the agreement. The borrower, Opal Topaz Investments LLC, a Georgia State limited liability company (the “Borrower”), used the loan proceeds to acquire that certain multifamily property located at 204 Amy St, McDonough, GA 30253 (the “McDonough Property”).

2 In the event of default of the Borrower, Lead Lender's right to, among others, unpaid accrued interest and outstanding principal rank senior compared to Concreit’s right.

3 In the event of default of the Borrower, Lead Lender's right to, among others, unpaid accrued interest and outstanding principal rank senior compared to Concreit’s right.

Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

The McDonough Property is a multifamily apartment building and consists of 2 single level quadruplex buildings on 1 acre of land. The purchase price of the McDonough Property was $550,000. In order to acquire the McDonough Property, Borrower leveraged an aggregate amount of $412,500.

The maturity date of the Loan is September 1, 2021, and the unpaid principal balance and accrued interest are due and payable to Lenders on such date. The Loan bears an interest rate of 11.00% per annum. However, in accordance with that certain asset management agreement entered into between Concreit and the manager of the Lead Lender (the “Asset Manager”), Concreit will pay to the Asset Manager an administration fee in the amount equal to 1.50%, which results in an effective interest rate of 9.50%. In addition, the Borrower has prepaid 6 months of interest.

The Loan’s loan-to-value-ratio, at the time of the closing, was approximately 75.00%, based upon the principal amount of the Loan divided by the aggregate purchase price for the McDonough Property. The Loan’s loan-to-cost-ratio, at the time of the closing, was approximately 52.10%. The loan-to-cost-ratio is the principal amount of the Loan divided by the total costs, including the estimated costs for renovations and repairs in the amount of $251,000. There can be no assurance that such estimated costs will prove to be accurate.

The McDonough Property is located in the center of the town, which is the county seat and approximately 30 minutes from Atlanta. The Borrower will engage a contractor to complete renovations and repairs, in most parts of a cosmetic nature, in order to increase rents to market within the next 12 months. The Borrower is inexperienced but intends to engage a professional property manager and contractors to account for the lack of experience.

Concreit’s investment advisory committee (the “IAC”) reviewed, suggested, and approved this transaction prior to its consummation. Chris Carsley, a member of the IAC, is also a partner at the Asset Manager.

In connection with the Loan, our Manager will be entitled to an acquisition fee in the amount of $750.00.

Proceeds from the Private Placement to Accredited Investors under Regulation D were the source of funds in connection with the Loan Participation Amount.

Acquisition of Loan Participation Interest – An Individual

On August 6, 2020, Concreit and a strategic co-lender (the “Lead Lender,” collectively with Concreit, the “Lenders”) acquired a participation interest in a secured loan with an aggregate principal amount of $346,500 (the “Loan”). Concreit, in accordance with that certain loan participation agreement by and between Concreit and the Lead Lender, acquired an undivided pari passu4 interest in the Loan equal to 28.86% in consideration for its contribution of $100,000 (the “Loan Participation Amount”) under the agreement. The borrower, an individual (the “Borrower”), used the loan proceeds to acquire that certain multifamily property located at 9000 Mahogany Row SE, Huntsville, Alabama 35802 (the “Huntsville Property”).

The Huntsville Property is a multifamily apartment building and consists of a 9-unit apartment complex.

The purchase price of the Huntsville Property was $630,000. In order to acquire the Huntsville Property, Borrower leveraged an aggregate amount of $346,500.

4 In the event of default of the Borrower, Lead Lender's right to, among others, unpaid accrued interest and outstanding principal rank senior compared to Concreit’s right.

Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

The maturity date of the Loan is September 1, 2021, and the unpaid principal balance and accrued interest are due and payable to Lenders on such date. The Loan bears an interest rate of 12.00% per annum. However, in accordance with that certain asset management agreement entered into between Concreit and the manager of the Lead Lender (the “Asset Manager”), Concreit will pay to the Asset Manager an administration fee in the amount equal to 1.50%, which results in an effective interest rate of 10.50%.The Loan’s loan-to-value-ratio, at the time of the closing, was approximately 55.00%, based upon the principal amount of the Loan divided by the aggregate purchase price for the Huntsville Property.

The Borrower will undertake minor renovations and repairs of the Huntsville Property with an expected budget of $15,000. The Borrower is investing in real estate for around 10 years and holds other real estate in California and Alabama, including rental and agricultural real estate. In addition, the Borrower has prepaid 6 months of interest.

Concreit’s investment advisory committee (the “IAC”) reviewed, suggested, and approved this transaction prior to its consummation. Chris Carsley, a member of the IAC, is also a partner at the Asset Manager.

In connection with the Loan, our Manager will be entitled to an acquisition fee in the amount of $750.00.

Proceeds from the Private Placement to Accredited Investors under Regulation D were the source of funds in connection with the Loan Participation Amount.

Asset Updates

Acquisition of Secured Promissory Note – Sound Equity High Income Debt Fund, LLC

As previously disclosed in our Offering Circular, on January 21, 2020, Concreit made an investment in the Sound Equity High Income Debt Fund, LLC, a Delaware limited liability company (“Sound Income Fund”) in the form of a secured promissory note (the “Sound Income Fund Loan”) in the amount of $143,500. On, July 9, 2020, Concreit made a follow-on investment in the amount of $60,000 under the same Sound Income Fund Loan (the “Follow On Investment”).

The Sound Income Fund Loan bears an interest rate of 9.00% per annum, payable at the end of each fiscal quarter (the “Interest Rate”). The maturity date of the Sound Income Fund Loan is February 1, 2021 (the “Maturity Date”). In order to liquidate the Sound Income Fund Loan, Concreit must provide 60 days’ written notice to the manager of the Sound Income Fund to communicate the desire to liquidate the Sound Income Fund Loan and receive payment of outstanding principal and interest upon the Maturity Date. If Concreit does not provide such notice at least 60 days prior to the Maturity date, the Sound Income Fund Loan will automatically extend at the Interest Rate less 1.00% until 60 days after Concreit provides such notice.

In addition, the Sound Income Fund has the right to defer repayment and continue to make interest payments on a monthly basis at the Interest Rate plus 1.00% for up to 90 days beyond the date on which the Sound Income Fund Loan would be required to be repaid based on such aforementioned notice. The Sound Income Fund may prepay all or any portion of the Sound Income Fund Loan at any time without a premium or penalty. The Sound Income Fund Loan is secured by a pro-rated interest in all of Sounds Income Fund’s assets, including mortgage loans, real property, contracts or notes receivable, cash, or any other asset or receivable of the Sound Income Fund.

Sounds Income Fund’s goal is to provide a safe, reliable transparent income stream without the exposure to the volatility of the stock market. The Sound Income Fund is a short duration, non-leveraged investment providing a fixed rate of return. The Sound Income Fund will only lend in first lien position, secured by a minimum of 20% equity in each property. The manager of the Sound Income Fund is Sound Equity Management Group, LLC, a Delaware limited liability company.

In connection with the Follow On Investment, our Manager has waived all fees and compensation. Proceeds from the Private Placement to Accredited Investors under Regulation D were the source of funds in connection with the Follow On Investment.

Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

Disposition of Loan Participation Interest – South Ninth Investments LLC and Cambria Hilltop LLC

As disclosed in this Supplement, Concreit acquired a participation interest in a secured, first lien loan with an aggregate principal amount of $522,500 (the “Loan”). Concreit, in accordance with that certain loan participation agreement by and between Concreit and the Lead Lender (the “Loan Participation Agreement”), acquired an undivided pari passu interest in the Loan equal to 19.18% in consideration for its contribution of $100,000 under the agreement.

On, August 31, 2020, the Loan was paid off in full. Concreit, in accordance with the Loan Participation Agreement, received $100,000 in principal plus $977.78 in accrued interest.

In connection with the disposition of the Loan, our Manager has waived all fees and compensation.